SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 29, 2004

Hawker Resources Inc.

(formerly named SYNSORB Biotech Inc.)
Commission File No. 0-29214
(Translation of registrant’s name into English)

Suite 700, 700 — 2nd Street SW
Calgary, Alberta, Canada T2P 2W1
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1034.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

SIGNATURES
Exhibit Index
Press Release Dated January 18, 2004
Pre Aquisition Agreement
Pre-Tender Agreement

Exhibit Number	Exhibit

1.	Press release dated January 18, 2004

2.	Pre-Acquisition Agreement dated January 18, 2004

3.	Pre-Tender Agreement dated January 18, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAWKER RESOURCES, INC.
(formerly named SYNSORB Biotech Inc.)

Dated: January 29, 2004	By:	“/s/ Barry Herring”

	Name:	Barry Herring
	Title:	Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit

1.	Press release dated January 18, 2004

2.	Pre-Acquisition Agreement dated January 18, 2004

3.	Pre-Tender Agreement dated January 18, 2004